UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 18 Exit Filing)*

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FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

Class A Common Stock: 32055Y 201
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 32055Y 201
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). First Interstate Bank I.R.S. Identification No.: 81-0192860
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. Montana, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 67,247
	6.	Shared Voting Power: 385,285
	7.	Sole Dispositive Power: 895,499
	8.	Shared Dispositive Power: 3,129,568
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,039,301
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable.
11.	Percent of Class Represented by Amount in Row (9): 3.9%
12.	Type of Reporting Person (See Instructions): EP/BK

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CUSIP No. 32055Y 201

Item 1.

	(a)	Name of Issuer: First Interstate BancSystem, Inc.

	(b)	Address of Issuer’s Principal Executive Office: 401 North 31st Street Billings, MT 59116

Item 2.

	(a)	Name of Person Filing: First Interstate Bank

	(b)	Address of Principal Business Office, or if none, Residence: 401 North 31st Street Billings, Montana 59116

	(c)	Citizenship: Montana, USA

	(d)	Title of Class of Securities: Class A Common Stock (“Common Stock”)

First Interstate BancSystem, Inc. (the “Issuer”) Class A Common Stock is listed on the NASDAQ stock market under the symbol “FIBK.”

	(e)	CUSIP Number: 32055Y 201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

	(f)	☒	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).
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Item 4.	Ownership.

First Interstate Bank beneficially owns 4,039,301 shares of Common Stock, representing 3.9% of the Common Stock. First Interstate Bank has shared voting and dispositive power over 376,464 shares of Common Stock held as trustee for the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc., and 8,821 shares of Common Stock held as trustee for a Scott family member . First Interstate Bank has shared dispositive power but no voting authority over 2,744,283 shares of Common Stock held as trustee for five Scott family members. First Interstate Bank has sole dispositive power over 895,499 shares of Common Stock held as trustee for twenty-seven Scott family members (66,542 shares of Common Stock over which First Interstate Bank has sole voting authority, and 828,957 shares of Common Stock over which First Interstate Bank has no voting authority). The percentages used herein are calculated based on 104,442,023 shares of Common Stock issued and outstanding as of December 30, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

(a)	The following certification shall be included if the statement if filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(b)	Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023
Date

/s/ KIRK D. JENSEN
Signature
Kirk D. Jensen, EVP, General Counsel
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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